UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Amendment No. 5

First Community Financial Corporation

(Name of issuer)

Common Stock, Par Value $5.00 per share

(Title of class of securities)

319836102

(CUSIP number)

December 31, 2009

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 319836102		Page 2 of 5 Pages
1.	Names of reporting persons: IRS Identification nos. of above persons (entities only): The First National Bank of Mifflintown, Trust Department, as fiduciary 23-0873877
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 121,443
	6.	Shared voting power 0
	7.	Sole dispositive power 81,605
	8.	Shared dispositive power 0
9.	Aggregate amount beneficially owned by each reporting person 132,433
10.	Check if the aggregate amount in Row 9 excludes certain shares (see instructions)
11.	Percent of class represented by amount in Row 9 9.45%
12.	Type of reporting person (see instructions) BK

Item 1

	(a)	Name of Issuer:

First Community Financial Corporation

	(b)	Address of Issuer’s Principal Executive Offices:

Two North Main Street Mifflintown, PA 17059

Item 2

	(a)	Name of Person Filing:

The First National Bank of Mifflintown, Trust Department

	(b)	Address of Principal Business Office, or if None, Residence:

Two North Main Street Mifflintown, PA 17059

	(c)	Citizenship:

The First National Bank of Mifflintown is a national bank chartered under the federal laws of the United States of America.

	(d)	Title of Class of Securities:

Common Stock, $5.00 par value per share

	(e)	CUSIP Number:

319836102

Item 3	If this statement is filed pursuant to §240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o).

	(b)	☒ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐ Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

Page 4 of 5 Pages

(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An Investment Advisor in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An Employee Benefit Plan or Endowment Fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	A Parent Holding Company or Control Person in accordance with §240.13-d(1)(b)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with §240.13d(1)(b)(ii)(H).

Item 4	Ownership:

	(a)	Amount beneficially owned:

132,433

	(b)	Percent of class:

9.45%

	(c)	Number of shares as to which person has

(i) Sole power to vote or to direct the vote:

121,334

(ii) Shared power to vote or to direct the vote:

0

(iii) Sole power to dispose or to direct the disposition of shares:

81,605

(iv) Shared power to dispose or to direct the disposition of shares:

0

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

The First National Bank of Mifflintown, Trust Department holds a total of 132,433 shares of Issuer in various fiduciary capacities in its nominee name, MIFFCO. The First National Bank of Mifflintown, Trust Department has sole power to vote 121,334 shares of the Issuer and sole power to dispose or to direct the disposition of 81,605 shares of the Issuer. The First National Bank of Mifflintown, Trust Department expressly disclaims any beneficial ownership of the 11,099 shares with respect to which it does not have either the power to vote or the power to dispose or direct the disposition.

Page 5 of 5 Pages

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company or Control Person:

N/A

Item 8	Identification and Classification of Members of the Group:

N/A

Item 9	Notice of Dissolution of Group:

N/A

Item 10	Certification:

N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

2/12/2010	By:	/s/ Kimberly A. Benner
Date		Kimberly A. Benner, Vice President & Trust and Financial Services Division Manager